GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

Introduction

This Management's Discussion and Analysis ("MD&A") is dated as of August 15, 2022 unless otherwise indicated and should be read in conjunction with the unaudited consolidated condensed interim financial statements of GreenPower Motor Company Inc. ("GreenPower", "the Company", "we", "our" or "us") for the three months ended June 30, 2022 and the related notes. This MD&A was written to comply with the requirements of National Instrument 51-102 - Continuous Disclosure Obligations. Results are reported in US dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three months ended June 30, 2022 are not necessarily indicative of the results that may be expected for any future period. The consolidated condensed interim financial statements are prepared in compliance with International Financial Reporting Standards.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations can be obtained from the offices of the Company or from www.sedar.com.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Description of Business

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric buses that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, British Colombia, Canada with primary operational facilities in southern California. Listed on the TSX Venture Exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Operations

The following is a description of GreenPower's business activities during the three months ended June 30, 2022. During the quarter, GreenPower completed the sale of 3 BEAST Type D all-electric school buses, 2 EV Star Plus, 1 EV Star Cargo Plus, 5 EV Star 22-foot cargo, 6 EV Stars and 4 EV Star Cab and Chassis, and recognized revenue from finance and operating leases and other sources. In addition, GreenPower progressed several strategic initiatives to expand its production capacity and position the Company for its next phase of growth.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

First, GreenPower began manufacturing its first few tranches of EV Star CC’s for the 1,500 unit purchase and sale contract with Workhorse Group, Inc (“Workhorse”). During the quarter, GreenPower coordinated with its suppliers for the delivery of key components and initiated production of 100 vehicle tranches of EV Star CC’s. By the end of the quarter the first 100 EV Star CC’s were near completion, the next tranche had entered production and key components for additional tranches had been ordered. The first deliveries to Workhorse began in July, with follow-on deliveries made in August. GreenPower’s team is working closely with Workhorse to assist with the integration on the EV Star CC’s

Second, GreenPower was engaged in the diligence and negotiation of the acquisition of Lion Truck Body, a truck body manufacturer located near the port of Long Beach in Los Angeles. Lion Truck Body manufactures and instals a complete line of truck bodies including dry-freight aluminum, refrigerated box, aluminum beds, stake bed, flat bed and service body. With the successful closing of the acquisition in July, GreenPower is vertically integrating an important component of its supply chain, as the Company is now able to send EV Star CC's to Lion Truck Body for body installation for customers, which captures another revenue stream that is currently being sent to third-party body manufacturers.

Third, during the quarter GreenPower entered into a Contract of Lease-Purchase for the facility in South Charleston, West Virginia, which commenced in August. GreenPower also progressed several initiatives in the state, including preparing to setup the manufacturing facility, undertaking a number of human resources and hiring activities, and engaging with the state for commencement of operations and electric vehicle demonstrations. Greenpower's facility in West Virginia will be its North American school bus manufacturing location, with an initial focus on Type A Nano-BEAST all-electric buses, followed by Type D BEAST all-electric buses over time. Given the scale of operations GreenPower is planning for in West Virginia, the set-up and scale-out of the manufacturing facility will occur over several quarters, and these activities will support concurrent sales initiatives in West Virginia and across the country.

Finally, GreenPower continued to build out its dealer network across the US, with a current focus to expand its school bus dealer network. GreenPower has several ongoing discussions with dealers in the Mid-West, North-East and Pacific North West, and delivered its first 2 Type D BEAST all-electric school buses to a dealer that will use these as demonstration units in Arizona and Nevada. GreenPower anticipates that initial deliveries of demonstration units across its dealer network will expand this sales channel, and better position the Company to leverage significant local, state and federal funding for all-electric school buses that is available.

GreenPower completed the sale of 3 BEAST Type D all-electric school buses during the quarter, two of which were for demonstration vehicles, and the third to a school district in California. GreenPower anticipates that near term school bus sales will be to its dealer network, and that the announcement of federal funding this fall and continued sales in California leveraging HVIP vouchers, School Bus Set Aside funds and CEC funding will be a significant driver of future all-electric school bus sales.

GreenPower is seeing strong demand for its 22-foot EV Star cargo and completed the sale of 5 of these vehicles to customers based in New Jersey during the quarter. Additional deliveries of these vehicles to customers in California and New Jersey continued in July and August, with further deliveries anticipated for the remainder of the quarter. Remaining deliveries during the quarter of a range of EV Stars and EV Star CC's will be used by a broad cross-section of end-users engaged in operations at airports, universities, health care and transit operations, demonstrating the diverse range of applications for the EV Star platform.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

Inventory, Property and Equipment

As at June 30, 2022 the Company had:

  Three EV350’s, two Synapse shuttles, one EV 250, seven EV Stars, service vehicles and ancillary equipment classified as property and equipment on the balance sheet totaling $2.4 million
  Work in process inventory and production supplies representing BEAST Type D and Nano BEAST Type A school buses. EV Star Cargo, EV Star CC, and other miscellaneous parts and supplies totaling approximately $15.1 million and;
  Finished goods inventory representing 29 BEAST Type D school buses, 2 EV 250's, 2 EV 550's, 2 Nano BEAST, 79 EV Star, 35 EV Star Cargo, 39 EV Star CC and 1 EV Star Plus totaling approximately $24.6 million.

Trends

The Company does not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on the Company's business, financial condition, or results of operations other than as disclosed herein under "Risk Factors" and the paragraph below.

Results of Operations

For the three-month period ended June 30, 2022

For the three-month period ended June 30, 2022 the Company recorded revenues of $3,851,105 and cost of sales of $2,743,431 generating a gross profit of $1,107,674 or 28.8% of revenues. Revenue was generated from the sale of 3 BEAST Type D all-electric school buses, 2 EV Star Plus, 1 Ev Star Cargo+, 5 EV Star 22-foot cargo, 6 EV Stars and 4 EV Star Cab and Chassis, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $1,754,768 relating to salaries, project management, accounting, and administrative services; transportation costs of $62,035 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $162,605 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $245,118; sales and marketing costs of $366,871; insurance expense of $350,534; professional fees of $312,840 consisting of legal and audit fees; and office expense of $144,484 consisting of rent and other office expenses, as well as non-cash expenses including $1,709,175 of share-based compensation expense and depreciation of $195,608, generating a loss from operations before interest, accretion and foreign exchange of $4,225,321. Interest and accretion of $121,936 and a foreign exchange gain of $1,072 resulted in a loss for the period of $4,346,185.

The consolidated total comprehensive loss for the three-month period was impacted by $78,100 of other comprehensive loss as a result of the translation of the entities with a different functional currency than presentation currency.

For the three-month period ended June 30, 2021 (Note 1)

For the three-month period ended June 30, 2021 the Company recorded revenues of $2,980,086 and cost of sales of $2,129,454 generating a gross profit of $850,632 or 28.5% of revenues. Revenue was generated from the sale of 15 EV Stars for which the Company provided lease financing and which were accounted for as finance leases, the sale of 1 EV Star, 5 EV Star Cab and Chassis, as well as revenue from finance and operating leases and other sources. Operating costs  consisted  of  administrative  fees of $1,067,612 relating to salaries, project management, accounting, and administrative services; transportation costs of $41,367 which relate to the use of trucks, trailers, contractors as well as other operational costs needed to transport Company products around North America; travel, accommodation, meals and entertainment costs of $81,607 related to travel for project management, demonstration of Company products, and trade shows; product development costs of $333,493; sales and marketing costs of $90,312; insurance expense of $193,971; professional fees of $190,109 consisting of legal and audit fees; and office expense of $66,434 consisting of rent and other office expenses, as well as non-cash expenses including $743,513 of share-based compensation expense and depreciation of $132,363, generating a loss from operations before interest, accretion and foreign exchange of $2,075,478. Interest and accretion of $184,271 and a foreign exchange loss of $1,874 resulted in a loss for the period of $2,261,623.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

The consolidated total comprehensive loss for the three-month period was impacted by $2,202 of other comprehensive income as a result of the translation of the entities with a different functional currency than presentation currency.

A summary of selected information for each of the last eight quarters is presented below (Note 1):

	Three Months Ended
	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
Financial results
Revenues	$3,851,105	$4,313,964	$5,313,352	$4,629,371
Income (loss) for the period	(4,346,185)	(7,076,553)	(2,958,456)	(2,713,288)
Basic and diluted earnings/(loss) per share*	$(0.19)	$(0.32)	$(0.13)	$(0.12)
Balance sheet data
Working capital	28,311,145	31,581,470	29,385,551	31,327,058
Total assets	56,513,595	49,606,932	42,244,573	40,864,596
Shareholders' equity	31,678,844	34,385,193	35,372,237	36,700,920

	Three Months Ended
	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020
Financial results
Revenues	$2,980,086	$4,657,831	$2,702,166	$3,265,998
Income (loss) for the period	(2,261,623)	(2,788,149)	(2,133,106)	(1,486,160)
Basic and diluted earnings/(loss) per share*	$(0.11)	$(0.13)	$(0.11)	$(0.09)
Balance sheet data
Working capital (deficit)	31,391,694	30,808,375	31,310,393	32,477,352
Total assets	40,930,620	39,619,355	39,814,446	43,044,685
Shareholders' equity	36,967,980	36,152,448	36,956,026	34,647,254

Note 1 - The Company has corrected and restated the presentation of revenue and cost of sales in its consolidated statements of operations for the years ended March 31, 2021 and 2020, as disclosed in the Company's audited consolidated financial statements and management discussion and analysis for the years ended March 31, 2022, 2021 and 2020. Quarterly revenue for the periods presented in the tables above have been restated as compared to the amounts reported in our previously issued quarterly MD&A and condensed quarterly financial statements, based on a restatement for the presentation of revenue and cost of sales for finance leases. There was no impact on gross profit or net loss from these changes, and no changes in working capital, assets, liabilities and cash flow. The quarterly increases to revenue and cost of sales, compared to the previously reported revenue and cost of sales in our previously issued quarterly MD&A and condensed quarterly financial statements, in each of the periods above, are: nil for the quarters ended June 30, 2022, March 31, 2022 and December 31, 2021; $187,408 for the quarter ended September 30, 2021; $321,084 for the quarter ended June 30, 2021; $279,700 for the quarter ended March 31, 2021; $303,385 for the quarter ended December 31, 2020; and $430,587 for the quarter ended September 30, 2020.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

The following table summarizes vehicle deliveries pursuant to vehicle leases and vehicle sales for the last four quarters:

	For the three months ended
	June 30, 2022	March 31, 2022	December 31, 2021	Sept 30, 2021
Vehicle Sales
EV Star (1,2)	18	11	15	32
BEAST school bus	3	8	8	2
Total	21	19	23	34
Vehicle Leases
EV Star (Original lease)[1]	0	0	0	10
Total	0	0	0	10

Total Deliveries, net of subsequent sales	21	19	23	44

1) Includes various models of EV Stars.

2) 28 EV Stars sold in the quarter ended September 30, 2021 were previously on leases that were cancelled and subsequently sold, and the leases were originally entered into in the quarters ending June 30, 2021 (14 EV Stars), December 31, 2020 (9 EV Stars), September 30, 2020 (2 EV Stars), June 30, 2020 (1 EV Star), and December 31, 2019 (2 EV Stars).

The following table summarizes cash expenses for the last four quarters:

	For the three months ended
	June 30, 2021	March 31, 2022	December 31, 2021	September 30, 2021

Total Expenses	$5,453,859	$7,067,325	$4,434,505	$4,029,257
Less:
Depreciation	(195,608)	(269,273)	(127,210)	(133,113)
Accretion and accrued interest	(17,800)	(2,686)	(3,968)	(5,185)
Share-based payments	(1,709,175)	(2,983,653)	(1,109,505)	(934,804)
Amortization of deferred financing fees	-	(78,113)	(80,808)	(80,409)
Net Warranty Accrual	(99,639)	20,970	13,817	(40,177)
(Allowance) / recovery for credit losses	(28,957)	91,176	(87,644)	(27,142)

Total Cash Expenses (1)	$3,402,680	$3,845,746	$3,039,187	$2,808,427

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

The following table summarizes adjusted EBITDA for the last four quarters:

	For the three months ended
	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021

Loss from operations for the period	$(4,346,185)	$(7,076,553)	$(2,958,456)	$(2,713,288)
Plus:
Depreciation	195,608	269,273	127,210	133,113
Interest and accretion	121,936	150,083	94,103	87,211
Share-based payments	1,709,175	2,983,653	1,109,505	934,804
Allowance / (recovery) for credit losses	28,957	(91,176)	87,644	27,142
Net warranty accrual	99,639	(20,970)	(13,817)	40,177

Adjusted EBITDA (1)	$(2,190,870)	$(3,785,690)	$(1,553,811)	$(1,490,841)

(1) Non-IFRS Financial Measures:

"Total Cash Expenses" as reflected above reflects the total expenses of the Company (the sum of total sales, general and administrative costs plus interest and accretion, plus/(less) the foreign exchange loss/(gain)) excluding depreciation, accretion and accrued interest, share-based payments, amortization of deferred financing fees, net warranty accrual and (allowance)/recovery for credit losses. Total Cash Expenses is a measure used by the Company as an indicator of cash expenses that excludes the impact of certain non-cash charges. Therefore, Total Cash Expenses gives the investor information as to the ongoing cash expenses from the operations of the business. However, Total Cash Expenses is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Total Cash Expenses as calculated by GreenPower may not be comparable to Total Cash Expenses as calculated and reported by other companies.

"Adjusted EBITDA" as reflected above reflects net income or loss before interest, taxes, share-based payments, depreciation and amortization, allowance/(recovery) for credit losses and net warranty accrual. Adjusted EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, Adjusted EBITDA gives the investor information as to the cash generated from the operations of a business.  However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for other financial measures of performance. Adjusted EBITDA as calculated by GreenPower may not be comparable to Adjusted EBITDA as calculated and reported by other companies. The most comparable IFRS measure to Adjusted EBITDA is net income.

Liquidity

At June 30, 2022, the Company had a cash and restricted cash balance of $5,431,324 and working capital of $28,311,145. The Company's line of credit has a maximum credit limit of up to $8,000,000 and amounts available on the line of credit in excess of $5,000,000 are subject to margining requirements, and as at June 30, 2022 the Line of Credit had a drawn balance of $7,877,927. The Company manages its capital structure and makes adjustments to it based on available funds to the Company. The Company may continue to rely on additional financings and the sale of its inventory to further its operations and meet its capital requirements to manufacture EV vehicles, expand its production capacity and further develop its sales, marketing, engineering, and technical resources.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

Capital Resources

Three months ended June 30, 2022

Authorized: Unlimited number of common shares without par value

Authorized: Unlimited number of preferred shares without par value

The Company has an incentive stock option plan whereby it grants options to directors, officers, employees, and consultants of the Company. Effective April 19, 2022, GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which replaced the 2019 Plan and after this date no further stock options will be granted under the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,314,803. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

On May 14, 2019, the Company replaced its Fixed Stock Option Plan (the "2016 Plan") with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years.

The Company completed a seven-for-one share consolidation on August 28, 2020. All figures in this note  have been retroactively restated to give effect to this share consolidation.

On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company  had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

The Company had the following incentive stock options granted under the 2019 Plan, and the 2016 Plan that are issued and outstanding as at June 30, 2022:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2022	Granted	Exercised	or Expired	June 30, 2022
May 26, 2022	CDN	$5.25	5,357	-	-	(5,357)	-
December 18, 2022	CDN	$3.15	14,286	-	-	-	14,286
May 4, 2023	CDN	$3.50	68,571	-	(2,857)	-	65,714
November 30, 2023	CDN	$3.01	50,000	-	-	-	50,000
February 12, 2024	CDN	$3.50	73,214	-	-	-	73,214
January 30, 2025	CDN	$2.59	281,787	-	(465)	(3,643)	277,679
February 11, 2025	CDN	$8.32	50,000	-	-	-	50,000
July 3, 2025	CDN	$4.90	41,787	-	-	(7,143)	34,644
November 19, 2025	US	$20.00	300,000	-	-	-	300,000
December 4, 2025	US	$20.00	20,000	-	-	-	20,000
May 18, 2026	CDN	$19.26	139,650	-	-	(14,000)	125,650
December 10, 2026	CDN	$16.45	658,000	-	-	(17,750)	640,250
Total outstanding			1,702,652	-	(3,322)	(47,893)	1,651,437
Total exercisable			700,957				984,486
Weighted Average
Exercise Price (CDN$)			$12.94	N/A	$3.37	$13.24	$14.04
Weighted Average Remaining Life			3.5 years				3.4 years

As at June 30, 2022, there were 663,366 stock options available for issuance under the 2022 plan, and 2,314,803 performance based awards available for issuance under the 2022 plan.

During the three months ended June 30, 2022, the share-based compensation expense with a measured fair value of $1,709,175 (June 30, 2021 - $743,513). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	June 30, 2022	June 30, 2021

Salaries and Benefits (1)	$124,110	$106,351
Consulting fees (2)	85,000	85,000
Non-cash Options Vested (3)	1,005,602	546,505
Total	$1,214,712	$737,856

1) Salaries and benefits incurred with directors and officers are included in Administrative fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Administrative Fees on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at June 30, 2022 included $206,444 (March 31, 2022 - $243,773)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is  non-interest bearing, unsecured and has no fixed terms of repayment.

During May and June, 2022 GreenPower received 5 loans totaling CAD$2,325,000 ($1,823,014) from a company that is beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. The loans mature on the earlier of (i) the date that the Borrower completes a debt or equity financing, (ii) from receipt of excess proceeds on the sale of buses or (iii) March 31, 2023. The Company has agreed to grant the lender a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders. Subsequent to the end of the quarter an additional CAD $100,000 was loaned to the Company from the company beneficially owned by the CEO and Chairman of the Company, on the same terms. In addition, CAD$325,000 was advanced to the Company at the end of July from the company beneficially owned by the CEO and Chairman of the Company on a short-term basis at an interest rate of nil, and this amount is expected to be repaid during August 2022, with no interest.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit. In consideration for these guarantees, in June 2018 the Company issued 628,571 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.55 per share and in March 2019 the Company issued 685,714 non-transferrable common share purchase warrants exercisable at an exercise price of CDN $4.20 per share. During the year ended March 31, 2022 the director of the Company and the Company's CEO and Chairman exercised all of these warrants for 1,314,285 common shares of the Company.

These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

New and Amended Standards

Adoption of accounting standards

Amendments to IAS 37, which became effective for reporting periods beginning after January 1, 2022, was amended to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Amendments to IAS 37 did not cause a change to the Company’s financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB or the IFRS Interpretations Committee that are not mandatory for the June 30, 2022 reporting period.

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, determination of the useful life of equipment, the carrying value of accounts receivable and promissory note receivable and the associated allowance for credit losses, net realizable value of inventory, provision for warranty expense, and the $nil provision for income taxes. Critical estimates used in the preparation of these accounting statements include but are not limited to the following:

Critical accounting judgments

i. the determination of the discount rate to use to discount the promissory note receivable, finance lease receivable and lease liabilities;

ii. the determination of the functional currency of each entity within the consolidated Company;

iii. the Company's ability to continue as a going concern;

iv. The classification of leases as either financial leases or operating leases;

v. The determination that there are no material undisclosed matters requiring recognition on the financial statements as either a provision, a contingent liability, or a contingent asset; and

vi. The identification of performance obligations in revenue contracts and the determination of when they are satisfied.

Financial Instruments

The Company's financial instruments consist of cash and restricted cash, accounts receivable, finance lease receivables, line of credit, accounts payable and accrued liabilities, loans from related parties, other liabilities and lease liabilities.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, restricted cash, accounts receivable, promissory note receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Statements.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

Cash and restricted cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable, finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at June 30, 2021 the Company recognized an allowance/(recovery) for credit losses of $28,957 against its accounts receivable (June 30, 2021 - ($14,670).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit. The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At June 30, 2022, the Company was exposed to currency risk through the following monetary assets and liabilities in CDN Dollars.

Cash	$62,990
Accounts Receivable	$57,629
Loans from related parties	$(2,361,821)
Accounts Payable and Accrued Liabilities	$(315,043)

The CDN/USD exchange rate as at June 30, 2022 was $0.776 (March 31, 2022 - $0.8003). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $198,000 to other comprehensive income/loss.

Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, operating line of credit, loans from related parties and equity attributable to common shareholders, consisting of issued share capital and deficit.

As at June 30, 2022, the Company had a cash and restricted cash balance of $5,431,324 working capital of $28,311,145, accumulated deficit of ($50,585,493) and shareholder's equity of $31,678,844. Subject to market conditions and other factors the Company may raise additional capital in the future to fund and grow its business for the benefit of shareholders. There has been no change to the Company's approach to financial management during the quarter. The Company is subject to externally imposed capital requirements with respect to its line of credit.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

Outlook

For the immediate future, the Company plans to:

  Complete production and delivery of several models of EV Stars and BEAST school buses currently in various stages of production;

  Deliver the remaining vehicles in finished goods inventory;

  Complete the setup of the West Virginia school bus manufacturing facility and begin production of all-electric school buses in the new facility;

  Integrate the business asset acquisition of Lion Truck Body;

  Continue to develop and expand sales opportunities and increase sales backlog;

  Further develop its sales and marketing, engineering and technical resources and capabilities.

Capitalization and Outstanding Security Data

The total number of common shares issued and outstanding is 23,151,360 as of June 30, 2022. There are no preferred shares issued and outstanding.

An incentive stock option plan was established for the benefit of directors, officers, employees and consultants of the Company. As of June 30, 2022, there are 1,651,437 options granted and outstanding.

As at August 12, 2022 the Company had 23,151,360 issued shares and 1,557,579 options outstanding.

Disclosure of Internal Controls

Management is responsible for establishing and maintaining disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company is made known to them in a timely manner and that information required to be disclosed is reported within time periods prescribed by applicable securities legislation. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. In preparing our consolidated financial statements as of March 31, 2022 and 2021 and for the fiscal years ended March 31, 2022, 2021 and 2020 we identified a material weakness in our internal control over financial reporting. A material weakness was identified in our control environment related to errors that were made in determining the components of revenue and cost of sales at lease inception for leases that were determined to be finance leases, and in the calculation of revenue and cost of sales associated with cancelled leases. We have corrected these errors and restated the presentation of revenue and cost of sales in our consolidated revenue and cost of sales in the consolidated statements of operations for the years ended March 31, 2021 and 2020. Management is in the process of implementing changes and controls to ensure the control deficiencies contributing to the material weakness will be remediated.  The remediation actions include hiring of additional financial reporting and accounting staff.

Risk Factors

Investing in the common shares of the Company involves risk. Prospective investors should carefully consider the risks described below, together with all of the other information included in this MD&A before making an investment decision. If any of the following risks actually occurs, the business, financial condition or results of operations of the Company could be harmed. In such an event, the trading price of the common shares could decline and prospective investors may lose part or all of their investment.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

Operational Risk

The Company is exposed to many types of operational risks that affect all companies. Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and/or systems. Operational risk is present in all of the Company's business activities, and incorporates exposure relating to fiduciary breaches, product liability claims, product recalls, regulatory compliance failures, legal disputes, business disruption, technology failures, business integration, damage to physical assets, employee safety, dependence on suppliers, foreign exchange fluctuations, insurance coverage and rising insurance costs.  Such risks also include the risk of misconduct, theft or fraud by employees or others, unauthorized transactions by employees, operational or human error or not having sufficient levels or quality of staffing resources to successfully achieve the Company's strategic or operational objectives. The occurrence of an event caused by an operational risk that is material could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

COVID-19 Global Pandemic

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have recently seen a gradual re-opening of the economy, and a resumption of travel and sales activity, this activity is not at the level it was prior to the pandemic and the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact the financial ability of our customers to purchase vehicles from us, of our suppliers' ability to deliver products used in the manufacture of our all-electric vehicles, in our employees' ability to manufacture our vehicles and to carry out their other duties in order to sustain our business, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

No Operating History

The Company has not paid any dividends and may not produce earnings or pay dividends in the immediate or foreseeable future.

Reliance on Management

The Company is relying solely on the past business success of its directors and officers. The success of the Company is dependent upon the efforts and abilities of its directors, officers and employees. The loss of any of its directors, officers or employees could have a material adverse effect upon the business and prospects of the Company.

Volatile Operating Results

Our orders with our customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis.

Competition in the industry

The Company competes against a number of existing manufacturers of all-electric buses, traditional diesel buses and other buses with various models based on size, purpose or performance features. The Company competes in the non-diesel or alternative fuel segment of this market. Several of the Company's competitors, both publicly listed and privately owned, have recently raised a significant amount of capital to invest in the growth and development of their businesses which has increased the competitive threat from several well-capitalized competitors. In addition to existing competitors in various market segments, there is the potential for future competitors to enter the market over the next several years.

Current requirements and regulations may change or become more onerous

The Company's products must comply with local regulatory and safety requirements in order to be allowed to operate within the relevant jurisdiction or to qualify for funding. These requirements are subject to change and one regulatory environment is not indicative of another.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

Reliance on Key Suppliers

Our products contain numerous purchased parts which we source globally directly from suppliers, some of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.

Provision for Warranty Costs

The Company offers warranties on the transit, charter and school buses it sells. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. Factors that could impact the estimated claim information include the success of the Company's productivity and quality initiatives as well as parts and labour costs. Actual warranty expense will differ from the provisions which are estimated by management.

Sales, Marketing, Government Grants and Subsidies

Presently, the initial price of the Company's products are higher than a traditional diesel bus and certain grants and subsidies are available to offset these higher prices. These grants and subsidies include but are not limited to the Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project ("HVIP") from the California Air Resources Board ("CARB") in partnership with Calstart, the Specialty-Use Vehicle Incentive Program funded by the Province of British Columbia, Canada, the clean trucks NYSERDA program and the New York Voucher Incentive Program in the state of New York, the South Coast AQMD funding in California, Federal Transit Authority funding for eligible transit properties across the US, and VW Mitigation Trust Funds allocated to programs throughout the US. The ability for potential purchasers to receive funding from these programs is subject to the risk of the programs being funded by governments, and the risk of the delay in the timing of advancing funds to the specific programs. To the extent that program funding is not approved, or if the funding is approved but timing of advancing of funds is delayed, subject to cancellation, or otherwise uncertain, this could have a material adverse effect on our business, financial condition, operating results and prospects.

Litigation and Legal Proceedings

As of the date of this report the Company is not currently a party to any litigation or legal proceedings which are material, either individually or in the aggregate. The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. In addition, a company owned and controlled by a former employee who provided services to a subsidiary Company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020. The Company does not expect the outcome of the claim filed against it, to be material, and as of the date of this report the resolution of these claims, including the potential timing or financial impact of these claims is inherently uncertain.

Tariffs and Trade Restrictions

The United States and China signed a trade agreement in January 2020 after a trade war between the two countries that led to the implementation of tariffs on approximately $360 billion of Chinese imports to the United States. GreenPower's buses include parts and components imported from China, and tariffs are applied to imports of these products to the United States. These tariffs have increased the cost of GreenPower's buses imported to the United States and have had and are expected to continue to have a negative impact on our gross margins, profitability, financial performance and financial position. Any escalation of the tariffs on imported goods from China and other countries to the United States, or the imposition of other types of trade restrictions, will cause further negative impacts to our gross margin, profitability, financial performance and financial position.

GreenPower Motor Company Inc. Management’s Discussion and Analysis For the period ended June 30, 2022 Discussion dated: as of August 15, 2022

Conflict in Ukraine

The escalating conflict in Ukraine has resulted in volatility and uncertainty on the economy and financial markets. It is uncertain how long the conflict, economic sanctions and market instability will continue and whether they will escalate further. Management has given consideration as to the impact of the conflict on the Company and concluded that there is currently no impact but there is uncertainty with respect to the potential impact on the Company's ability to raise equity or debt financing in the future.

Reliance on Shipping

We rely on global shipping for vehicles that we produce at contract manufacturers, and for certain parts and components sourced from our global network of suppliers. We have experienced an increase in shipping costs and have experienced delays of deliveries of parts and components from our global suppliers, and on vehicles arriving from our contract manufacturers. While these delays and cost increases are not currently at a level that they have caused a material disruption or negative impact to our profitability, these delays and costs may increase to a point that they may negatively impact our financial results and ability to grow our business.

Events after the reporting period

On July 4, 2022 15,000 stock options exercisable at CAD$4.25 per share and a term of five years were issued to an employee, and subsequent to the end of the quarter a total of 108,858 options exercisable at a weighted average price of CAD$15.00 per share were forfeited.

On July 5, 2022 a company that is beneficially owned by the CEO and Chairman of the Company loaned GreenPower CAD$100,000, with the same interest rate and terms as existing loans from related parties. In addition, CAD$325,000 was advanced to the Company at the end of July from the company beneficially owned by the CEO and Chairman of the Company on a short-term basis at an interest rate of nil, and this amount is expected to be repaid during August 2022, with no interest.

On July 7, 2022 GreenPower into an asset purchase agreement with Lion Truck Body, a truck body manufacturer, under which Greenpower has purchased the assets of the business through a wholly owned subsidiary. GreenPower’s purchase of Lion Truck Body is comprised of upfront cash payments totaling $215,000, the assumption of certain liabilities totaling approximately $1.45 million, and remaining cash payments of up to $25,000, which remain subject to customary adjustments and other post-closing conditions. The Company has determined that this transaction represented a business combination, as defined by IFRS 3. As the transaction closed in July 2022, the initial allocation of the purchase price to the assets and liabilities is not complete, including the determination of an allocation of the purchase price to goodwill and identifiable intangible assets. We will disclose a preliminary purchase price allocation in our second quarter 2023 consolidated condensed interim financial statements.

On May 2, 2022 GreenPower entered into a contract of lease-purchase with the South Charleston Development Authority (the “Lessor”) for a six acre parcel of land including an 80,000 square foot manufacturing facility with Additional Parcels to be acquired bordering the property totaling approximately five acres, in South Charleston, West Virginia. Occupancy of the property began in August 2022 and the term of the lease-purchase contract is sixteen years. Under the terms of the contract, monthly payments of $50,000 will begin nine months after the occupancy date and applied against the $6.7 million without the Additional Parcels or $8.0 million if the Additional Parcels are acquired by the Lessor. Subject to meeting employment targets at the property, GreenPower is eligible for forgiveness of up to $1,300,000 for the initial target and then $500,000 for every 100 employees thereafter, and title to the property, including the Additional Parcels if applicable, will transfer to GreenPower upon payment of the total loan amount less any applicable loan forgiveness. On the commencement date of the lease GreenPower will recognize the lease liability and associated asset on its consolidated financial statements.